UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Spring Creek Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8374R104

(CUSIP Number)

Peter Paul Mendel, Esq.

c/o PEMGROUP

1 Park Plaza, Suite 550

Irvine, CA 92614-2594

(949) 757-0977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8374R104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Private Equity Management Group LLC 05-0554716
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3 below
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-(1)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-(1)
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 800,000 shares of Ordinary Shares issuable upon exercise of warrants. See Items 5 and 6 below regarding such warrants.

Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by Private Equity Management Group LLC (the “Reporting Person”) on March 6, 2008 (the “Original Schedule 13D”) remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

This Amendment No. 1 supplements Item 4 of the Original Schedule 13D by inserting the following paragraphs immediately before the first paragraph of Item 4 of the Original Schedule 13D:

“Sale of Ordinary Shares.

On April 9, 2009, the Reporting Person completed a sale under a stock purchase agreement (the “Purchase Agreement”), dated April 3, 2009, by and between the Issuer and the Reporting Person, pursuant to which the Reporting Person sold 800,000 Ordinary Shares (“Shares”) to the Issuer at a price of $7.93 per share.

On February 4, 2009, the Issuer entered into a share exchange agreement with AutoChina Group Inc, a company incorporated in the Cayman Islands (“AutoChina”), and certain stockholders and affiliates of AutoChina, pursuant to which the Issuer will acquire AutoChina (the “Acquisition”). The Issuer’s amended and restated memorandum and articles of association provide that the Reporting Person may demand that the Issuer convert the Shares into cash if the Reporting Person votes against the Acquisition (the “Conversion Rights”). Pursuant to the Purchase Agreement, the Reporting Person agrees not to exercise the Conversion Rights and appoints certain individuals designated by the Issuer as attorney or proxy to vote the Shares at any meeting of stockholders with respect to the Acquisition prior to April 15, 2009. The closing of the sale under the Purchase Agreement is contingent upon closing of the Acquisition. The Acquisition was closed on April 9, 2009.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

This Amendment No. 1 amends and restated Items 5(a)-(b) and (e) of the Original Schedule 13D as set forth below:

“(a) and (b) Ownership of Shares of Issuer’s Ordinary Shares

The Reporting Person does not beneficially own, nor does it have the power to dispose or direct the disposition of or the power to vote or direct the voting of, any Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include shares of Ordinary Shares which may be acquired upon exercise of the Warrants because the Warrants are not exercisable within next 60 days and may not become exercisable within the next 60 days.”

“(e) Ownership of Less Than 5% of the Class of Securities

The Reporting Person ceased to be a beneficial owner of more than five percent of outstanding shares of the Issuer on April 9, 2009.”

SCHEDULE 13D

CUSIP No. G8374R104

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Amendment No. 1 amends and supplements Item 6 of the Original Schedule 13D by inserting the following paragraph after the first paragraph of Item 6 to the Original Schedule 13D.

“The disclosures set forth in Item 4 relating to the sale of Ordinary Shares by the Reporting Person to the Issuer are incorporated by reference.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

This Amendment No. 1 amends and supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the first paragraph of Item 7 of the Original Schedule 13D.

“Exhibit 2.	Stock Purchase Agreement, by and between the Issuer and the Reporting Person, dated as of April 3, 2009.”

SCHEDULE 13D

CUSIP No. G8374R104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: April 14, 2009

Private Equity Management Group LLC

By:	/s/ Robert J. Anderson
Name:	Robert J. Anderson
Title:	Co-President and Chief Operating Officer

By:	/s/ Peter Paul Mendel
Name:	Peter Paul Mendel
Title:	Managing Director, Secretary, and Chief Compliance Officer

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